# SEC Schedule 13G — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: Surrozen, Inc., CIK 0001824893
CUSIP: 86889P208
Title of class of securities: Common Stock, $0.0001 par value per share
Address of issuer's principal executive offices: 171 OYSTER POINT BLVD, SUITE 400, SOUTH SAN FRANCISCO, California (CA), 94080
Date of event which requires filing of this statement: 03/26/2025
Filed pursuant to Rule 13d-1(c)
Filed by CIK 0001873545

## Reporting persons
- 5AM Partners VII, LLC: type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); sole voting power 0; shared voting power 908,387; sole dispositive power 0; shared dispositive power 908,387; aggregate amount beneficially owned 908,387 (9.9% of the class)
- 5AM Ventures VII, L.P.: type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); sole voting power 0; shared voting power 908,387; sole dispositive power 0; shared dispositive power 908,387; aggregate amount beneficially owned 908,387 (9.9% of the class)
- Kush Parmar: type of reporting person: individual (IN); citizenship or place of organization: United States (X1); does not affirm membership in a group (box b); sole voting power 0; shared voting power 908,387; sole dispositive power 0; shared dispositive power 908,387; aggregate amount beneficially owned 908,387 (9.9% of the class)
- Andrew J. Schwab: type of reporting person: individual (IN); citizenship or place of organization: United States (X1); does not affirm membership in a group (box b); sole voting power 0; shared voting power 908,387; sole dispositive power 0; shared dispositive power 908,387; aggregate amount beneficially owned 908,387 (9.9% of the class)

## Item 1. Issuer
Name of issuer: Surrozen, Inc.
Address of issuer's principal executive offices: 171 OYSTER POINT BLVD, SUITE 400, SOUTH SAN FRANCISCO, CA, 94080.

## Item 2. Person Filing
Name of person filing:
The names of the persons filing this report (collectively, the "Reporting Persons") are:

5AM Ventures VII, L.P. ("Ventures VII")
5AM Partners VII, LLC ("Partners VII")
Andrew J. Schwab ("Schwab")
Kush Parmar ("Dr. Parmar")

The Reporting Persons expressly disclaim status as a "group" for purposes of this Schedule 13G.
Address of principal business office or, if none, residence:
c/o 5AM Ventures
4 Embarcadero Center, Suite 3110
San Francisco, CA 94111
Citizenship:
Ventures VII Delaware
Partners VII Delaware
Schwab United States
Parmar United States

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Not applicable.

## Item 4. Ownership
Amount beneficially owned:
Row 9 of each Reporting Person's cover page to this Schedule 13G sets forth the aggregate number of securities of the Issuer beneficially owned by such Reporting Person and is incorporated by reference.

Ventures VII directly holds (i) 310,000 shares of common stock; and (ii) common warrants (the "Warrants") exercisable for up to 155,000 shares of common stock. The Warrants contain a provision (the "Beneficial Ownership Blocker"), which precludes the exercise of the Warrants to the extent that, following exercise, Ventures VII, together with its affiliates and other attribution parties, would own more than 9.99% of the common stock outstanding.

In addition, pursuant to the Securities Purchase Agreement dated March 24, 2025 by and among the Issuer and certain investors, including Ventures VII (the "Purchase Agreement"), Ventures VII has agreed to purchase an additional (i) 465,000 shares of the Issuer's common stock (the "2nd Closing Shares") and (ii) common warrants (the "2nd Closing Warrants" and, together with the 2nd Closing Shares, the "2nd Closing Securities") exercisable for up to 232,500 shares of common stock in a second closing under the Purchase Agreement upon the Issuer's achievement of a regulatory milestone on or prior to October 31, 2026. The 2nd Closing Warrants, if issued, would contain a Beneficial Ownership Blocker that would preclude their exercise to the extent that, following exercise, Ventures VII, together with its affiliates and other attribution parties, would own more than 9.99% of the common stock outstanding.

In the event that the Issuer terminates its SZN-8141 development program prior to October 31, 2026, then the Issuer is required to provide the investors under the Purchase Agreement, including Ventures VII, with a notice (the "Termination Notice"), after which Ventures VII would have the right, but not the obligation, to purchase the 2nd Closing Securities within the following 30 calendar days.

Finally, at any time prior to the earlier of October 31, 2026 or the date of a Termination Notice, Ventures VII has the right, but not the obligation, to purchase all (but not a portion) of the 2nd Closing Securities. By virtue of this right, Ventures VII is considered to beneficially own the 2nd Closing Shares and, subject to the Beneficial Ownership Blocker, the shares issuable upon exercise of the 2nd Closing Warrants.

Ventures VII is currently prohibited from exercising the Warrants and, if it was to acquire the 2nd Closing Securities, the 2nd Closing Warrants to the extent that such exercise would result in beneficial ownership of more than 908,387 shares of common stock.

Partners VII is the sole general partner of Ventures VII and Schwab and Dr. Parmar are the managing members of Partners VII. Each of Partners VII, Schwab and Dr. Parmar shares voting and dispositive power over the securities held by Ventures VII.
Percent of class:
Each Reporting Person beneficially owns 9.99% of the Issuer's common stock, which percentage is based upon the sum of (i) 3,281,169 shares of the Issuer's common stock outstanding as of March 25, 2025, as reported in the Issuer's Annual Report on Form 10-K filed with the Securities and Exchange Commission (the "SEC") on March 31, 2025; and (ii) 5,213,415 shares of the Issuer's common stock issued in the private placement of equity securities by the Issuer that closed on March 26, 2025, adjusted to give effect to the Warrants, 2nd Closing Shares and 2nd Closing Warrants to the extent that such securities may be acquired and exercised within 60 days hereof, as referenced herein.

Due to field limitations of the EDGAR filing system, the percentages listed in Row 11 of each Reporting Person's cover page have been rounded down to 9.9%.
Sole power to vote or to direct the vote: Row 5 of each Reporting Person's cover page to this Schedule 13G sets forth the sole power to vote or to direct the vote of securities of the Issuer beneficially owned by such Reporting Person and is incorporated by reference.
Shared power to vote or to direct the vote: Row 6 of each Reporting Person's cover page to this Schedule 13G sets forth the shared power to vote or to direct the vote of securities of the Issuer beneficially owned by such Reporting Person and is incorporated by reference.
Sole power to dispose or to direct the disposition: Row 7 of each Reporting Person's cover page to this Schedule 13G sets forth the sole power to dispose or to direct the disposition of securities of the Issuer beneficially owned by such Reporting Person and is incorporated by reference.
Shared power to dispose or to direct the disposition: Row 8 of each Reporting Person's cover page to this Schedule 13G sets forth the shared power to dispose or to direct the disposition of securities of the Issuer beneficially owned by such Reporting Person and is incorporated by reference.

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Certification: By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under ?? 240.14a-11.

## Exhibits
Exhibit 99.1 Joint Filing Agreement

## Signatures
- 5AM Partners VII, LLC: /s/ Andrew J. Schwab, By Andrew J. Schwab, Managing Member (04/02/2025)
- 5AM Ventures VII, L.P.: /s/ Andrew J. Schwab, By 5AM Partners VII, LLC, its General Partner, By Andrew J. Schwab, Managing Member (04/02/2025)
- Kush Parmar: /s/ Kush Parmar, Kush Parmar (04/02/2025)
- Andrew J. Schwab: /s/ Andrew J. Schwab, Andrew J. Schwab (04/02/2025)